Filed by Comcast Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: March 10, 2004

     The following excerpts are transcribed from Comcast Corporation’s presentation at Bear Stearns’ 17th Annual Media, Entertainment & Information Conference:

QUESTION & ANSWER

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John R. Alchin — Comcast Corporation — Co-CFO & EVP

I think the reaction is very much what we expected. It covers a range of reactions. But I think generally the reaction to the concept of putting together this great distribution platform that we have that has such a great future for it on a standalone basis, with a tremendous brand and content assets that Disney as, you know, it’s very hard not to get excited about that.

If our two companies could sit down on the same side of the table, and really exploit our platform, today’s technology, their content, you can do all sorts of things that it’s highly unlikely that we would ever do if we were set apart. So we think that there’s an exciting future for the deal if it could be made to happen.

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Audience Member

It was hard to walk away from yesterday’s lunch without the impression that you’re definitively not going to offer more for Disney. That certainly wasn’t said, but it was the impression that was given. And perhaps, you won’t offer more stock for Disney, perhaps probably something else.

But as Comcast shareholders, when does this get resolved? I mean, you know, when do you finally say, OK, that was it. That was our best. We walk away. And how much longer is this going to go on? How much longer do we have to wait until we know?

John R. Alchin — Comcast Corporation — Co-CFO & EVP

It’s a very fair question. And what we can’t do is to put definitive parameters around this. But I think it’s fair to assume that this cannot be indefinite. When we bid for AT&T Broadband, you know, we were patient. We didn’t bid against ourselves. There were all of the characteristics that we said we will do this time around.

And I think there was on the back of the shareholder meeting in Philadelphia last week perhaps room for the board to reach out to us, and say we’re interested in getting together. They haven’t done that. They’ve indicated that they’re not going to do that.

But I think it’s also fair from our standpoint, and from the standpoint of our shareholders, to give this a little bit more time to play out. And I think Brian described very well what our objectives were yesterday. And we just have to gauge when we think either another move has to be made, or as Brian said yesterday, if it happens, that’s great, if it doesn’t happen then we have to move on, and we’ve got a great platform to do that.

     Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders. A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.

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